Alpine Income Trust
Alpine Series Trust
Alpine Equity Trust
2500 Westchester Avenue, Suite 215
Purchase, NY 10577-2540

April 26, 2010

VIA EDGAR TRANSMISSION

Ms. Laura Hatch
Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, DC 20549

Re:
Alpine Income Trust (File Nos.: 333-100289 and 811-21210), Alpine Series Trust (File Nos.: 333-75786 and 811-10405) and Alpine Equity Trust (File Nos.: 033-25378 and 811-05684) (each a “Trust,” collectively, the “Trusts”) on behalf of the Alpine Ultra Short Tax Optimized Income Fund, Alpine Municipal Money Market Fund, Alpine Dynamic Balance Fund, Alpine Dynamic Dividend Fund, Alpine Dynamic Financial Services Fund, Alpine Dynamic Innovators Fund, Alpine Dynamic Transformations Fund, Alpine Accelerating Dividend Fund, Alpine Cyclical Advantage Property Fund, Alpine International Real Estate Equity Fund, Alpine Realty Income & Growth Fund, Alpine Emerging Markets Real Estate Fund and Alpine Global Infrastructure Fund  (each a “Fund,” collectively, the “Funds”)

Dear Ms. Hatch:

This correspondence is being filed in response to the oral comments given to U.S. Bancorp Fund Services, LLC on March 31, 2010 regarding the review of the Trusts’ most recent annual reports dated October 31, 2009, each filed on Form N-CSR on January 8, 2010.

For your convenience, the Staff of the Securities and Exchange Commission’s (the “Commission’s” or the “Staff’s”) comments have been reproduced in bold typeface immediately followed by the Trusts’ responses.

All Funds – Financial Highlights

1.
Please explain why the Financial Highlights for several Funds with redemption fees do not contain a line item reflecting the per share effect of redemption fees.  Additionally, please explain why the ratios reflecting expenses net of interest expense are shown in a tabular format rather than in a footnote to the Funds’ Financial Highlights.

Response:  The Trusts respond by explaining that the three Funds that did not include a line item reflecting the per share effect of redemption fees in their Financial Highlights did not include this information for the following reasons:

•	Alpine Municipal Money Market Fund because it does not charge a redemption fee,
•	Alpine Accelerating Dividend Fund because it did not charge any redemption fees during the periods shown in its Financial Highlights, and

•	Alpine Ultra Short Tax Optimized Income Fund, which did charge redemption fees during the relevant periods, but for less than one half of one cent for all periods shown in its Financial Highlights.

Additionally, the Trusts note that the Funds’ Financial Highlights include expenses net of interest expense as a separate line item because interest expenses are excluded from those expenses that are waived under the Funds’ Operating Expense Limitation Agreement (the “OELA”).  The Trusts consider this form of disclosure to be appropriate because it notifies shareholders that the adviser is waiving expenses in accordance with the OELA.

Alpine Ultra Short Tax Optimized Income Fund / Alpine Municipal Money Market Fund – Schedule of Investments

2.
Please explain why each Fund’s Schedule of Investments discloses a reset date rather than a maturity date for its variable rate securities.  It is the Staff’s opinion that the maturity date should be disclosed along with a footnote identifying those securities that have a variable rate.  The Staff also notes that recent amendments to Rule 2a-7 will require a new portfolio maturity test for money market funds that measures the weighted average life to maturity.

Response:  With respect to the Alpine Municipal Money Market Fund, the Trust responds by relying on Rule 2a-7(d), which allows money market funds to define maturity dates for variable rate securities as either reset date or demand date.  With respect to the Alpine Ultra Short Tax Optimized Income Fund, in the absence of clear guidance to the contrary, the Trust considers reset dates or demand dates to also be an appropriate disclosure for a fund that invests in debt securities with “ultra” short maturities.  This approach is consistent with the guidance set forth in Rule 2a-7(d) as well as the disclosure policy for the Alpine Municipal Money Market Fund.

Alpine Municipal Money Market Fund – Statement of Operations

3.
Please confirm whether the $310,297 in “Other fees” is comprised of any single expense or category of expense that is greater than five percent of the Fund’s total expenses as of the date of the report.  Regulation S-X requires separate disclosure in the Statement of Operations of each expense exceeding five percent of a fund’s total expenses.

Response:  The Trust responds by stating that the Fund did have a single expense greater than five percent of its total expenses which should have been disclosed separately in its Statement of Operations.  Specifically, the Fund paid $257,118 for insurance related to the Treasury Guarantee Program; however, the Trust notes that this amount was separately disclosed in the Fund’s Notes to Financial Statements.  This is not a recurring expense.  The Trust will ensure in the future that any expenses greater than five percent of a Fund’s total expenses will be disclosed separately in accordance with Regulation S-X.

Alpine Dynamic Innovators Fund – Statement of Operations / Statement of Cash Flows

4.
Please explain the reason for the difference between the $18,786 in “Interest Expense” disclosed in the Fund’s Statement of Operations and the $29,042 of interest paid by the Fund during the fiscal year as disclosed in the footnote to the Fund’s Statement of Cash Flows.

Response:  The Trust responds by confirming that there was a payable balance at 10/31/08 which contributed to the majority of the difference between the amount of interest paid during the Fund’s fiscal year and the amount expensed.  Additionally, a portion of the difference is attributable to a calculation error which resulted in an overstatement of the number contained in the footnote to the Fund’s Statement of Cash Flows.  The correct amount of interest paid during the year was $25,308.  The Trust notes that the calculation error only affected the footnote discussed herein; it did not affect any of the numbers contained in the Fund’s Statement of Operations or Statement of Cash Flows.

Alpine International Real Estate Equity Fund  – Schedule of Investments

5.	Please explain why the Fund has listed Goodman Group twice in its Schedule of Investments, once with a footnote identifying it as fair valued and once without a similar footnote.

Response:  The Trust responds by stating that as of the date of the Fund’s financial statements, one of the two lots of Goodman Group was a secondary offering that had not yet been received by the Fund’s custodian.  Because these shares were not yet received, they were fair valued which then required a separate listing in the Fund’s Schedule of Investments.

Alpine International Real Estate Equity Fund / Alpine Realty Income & Growth Fund / Alpine Cyclical Advantage Property Fund – Schedule of Investments

6.
The Staff notes that each Fund owns Verde Realty.  Please confirm whether this security should be identified as a private placement and also whether the Funds are considered affiliates of the issuer due to their individual and/or combined ownership of Verde Realty.

Response:  The Trust responds by noting that Verde Realty is a private placement and that it will be disclosed as such for future shareholder reports.  Additionally, the Trust responds by stating that the Funds are not considered affiliates of the issuer since they own, individually and in aggregate, less than five percent of the total outstanding shares of Verde Realty.

In connection with this response to the Staff’s comments, the Trusts, on behalf of the Funds, hereby state the following:

(1)
The Funds acknowledge that in connection with the comments made by the Staff regarding annual reports for registered investment companies filed on Form N-CSR, the Staff has not passed generally on the accuracy or adequacy of the disclosure made in the reports;

(2)
The Funds acknowledge that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(3)	The Funds represent that they will not assert the Staff’s review process as a defense in any action by the Commission or any securities-related litigation against the Funds.

If you have any questions regarding the enclosed, please do not hesitate to contact Rachel A. Spearo of U.S. Bancorp Fund Services, LLC at (414) 765-5384.

Very truly yours,

ALPINE INCOME TRUST
ALPINE SERIES TRUST
ALPINE EQUITY TRUST

/s/ Ronald Palmer
Ronald Palmer
Chief Financial Officer